Exhibit 99.1

JOINT PRESS RELEASE

INTESA SANPAOLO AND CREDIT AGRICOLE SA SIGN THE CONTRACT FOR THE SALE OF CARIPARMA AND FRIULADRIA

Turin, Milan, Paris, 1st March 2007 — After authorisation from the Bank of Italy, Intesa Sanpaolo S.p.A. and Crédit Agricole S.A. today have signed the contract, effective immediately, relating to the sale of the entire equity stakes held by Intesa Sanpaolo in Cassa di Risparmio di Parma e Piacenza (representing 100% of the share capital, 85% acquired by Crédit Agricole and 15% by Fondazione Cariparma) for a cash consideration of 3.8 billion euro, and in Banca Popolare FriulAdria (representing 76.05% of the share capital) for a cash consideration of 836.5 million euro. Total capital gain will result in approximately 3 billion euro to be recognised in Intesa Sanpaolo’s consolidated statement of income for the first quarter of 2007.

A further 202 former Banca Intesa branches will be sold to Crédit Agricole for a cash consideration of 1.3 billion euro. The sale will take place as follows: i) 29 branches will be transferred to Banca Popolare FriulAdria at the end of March, with effect as of 1st April 2007, and the resulting shares immediately sold to Cariparma, which will control Banca Popolare FriulAdria, and ii) the remaining 173 branches will be transferred to Cassa di Risparmio di Parma e Piacenza at the end of June, with effect as of 1st July 2007, and the resulting shares immediately sold, on a proportional basis, to Crédit Agricole and Fondazione Cariparma.

All the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole on 11th October 2006 and the decision of the Italian Competition Authority “AGCM” issued on 20th December 2006.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.

Intesa Sanpaolo
Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com
Crédit Agricole S.A.	M: Communications
Alain Berry - Tel: +33 (0) 1 43 23 59 44	Louise Tingström - Tel: +44 (0) 20 7153 1537
Anne-Sophie Gentil — Tel: +33 (0) 1 43 23 37 51	Mob: +44 (0) 789 906 6995